82-4645

02028415

02 ... 15 ...

BAYFIELD VENTURES CORP.

Financial Statements

January 31, 2002

SUPPL

Index

dlw 4/23

BAYFIELD VENTURES CORP.

Balance Sheets

		January 31, 2002		October 31, 2001
ASSETS				
Current				
Cash and cash equivalents	$	7,278	$	30,659
Taxes recoverable		3,847		2,178
Prepaid expenses		38,181		44,271
		49,306		77,108
Mineral property (note 3)		23,000		13,000
	$	72,306	$	90,108
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	12,458	$	7,514
SHAREHOLDERS' EQUITY				
Share capital (note 4)		4,161,983		4,161,983
Deficit		(4,102,135)		(4,079,389)
		59,848		82,594
Commitments (note 8)	$	72,306	$	90,108

Approved by the Directors: Robert Paul Don Huston

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Operations and Deficit
Three Months Ended January 31, 2002 and 2001

	2002	2001
Expenses		
Accounting and legal	$ 2,295	$ 3,329
Consulting fees (recovery)	321	(506)
Interest and bank charges	84	134
Management fees	10,438	10,447
Office and administration	5,528	6,639
Rent	2,496	2,249
Shareholders' communication and promotion	1,085	553
Telephone	374	256
Transfer and filing fees	524	4,369
Travel	861	899
Operating loss before other items	(24,006)	(28,369)
Other items		
Interest and other income	1,260	537
Loss for the period	(22,746)	(27,832)
Deficit, beginning of period	(4,079,389)	(3,968,441)
Deficit, end of period	$ (4,102,135)	$ (3,996,273)
Loss per share	$ (0.007)	$ (0.006)
Weighted average number of common shares outstanding	3,160,574	4,591,723

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

BAYFIELD VENTURES CORP.

Statements of Cash Flows
January 31, 2002 and 2001

	2002	2001
Cash flows used in operating activities		
Loss for the period	$ (22,746)	$ (27,832)
Change in non-cash working capital:		
- Increase in taxes recoverable	(1,669)	(650)
- Decrease in prepaid expenses and deposits	6,090	18,448
- Increase in accounts payable and accrued liabilities	4,944	7,038
	(13,381)	(2,996)
Cash flows from investing activity		
Acquisition of mineral property	(10,000)	-
Increase in cash and cash equivalents	(23,381)	(2,996)
Cash and cash equivalents, beginning of period	30,659	13,449
Cash and cash equivalents, end of period	$ 7,278	$ 10,453

The accompanying notes are an integral part of these financial statements.
Unaudited – Prepared by Management

1. Nature and Continuance of Operations

Effective May 18, 2001, the Company changed its name from Glacier Resources Ltd. to Bayfield Ventures Corp. On the same date, the share capital of the Company was consolidated on a 3:1 basis.

Bayfield Ventures Corp. (formerly, Glacier Resources Ltd.) was incorporated under the laws of British Columbia, Canada, and is in the business of exploration and development of mineral properties. Currently, management of the Company is actively pursuing new business opportunities in the mining sector.

2. Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

These financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Loss Per Share

Loss per share figures are calculated using the weighted average number of shares outstanding during the year.

(b) Cash Equivalents

Cash equivalents usually consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when purchased. Cash equivalents were $Nil at January 31, 2002 and October 31, 2001.

2. Significant Accounting Policies (continued)

(c) Mineral Property

The Company records its mineral property interests at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage, will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of the property sold. Management has determined each property to represent a cost centre.

Ownership in mineral interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated the ownership of its mineral interest and, to the best of its knowledge, ownership of its mineral interest is in good standing.

(d) Option Agreement

From time to time, the Company may acquire or dispose of a property pursuant to the terms of an option agreement. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

(e) Income Taxes

The Company has adopted the provision of CICA Handbook Section 3465, Income Taxes. Under this standard, current income taxes are recognized for the estimated income taxes payable for the current period.

Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

2. Significant Accounting Policies (continued)

(f) Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

3. Mineral Property

The Company's mineral property includes the following acquisition costs:

	January 31, 2002	October 31, 2001
Acquisition costs – Baird Township	$ 23,000	$ 13,000

Baird Township, Red Lake District, Kenora Mining Division, Ontario

The Company has entered into an option agreement to earn a 100% interest in six mineral claims located in the Baird Township, Province of Ontario. Pursuant to the terms of the agreement, the Company must issue 100,000 of its common shares upon receipt of regulatory approval and continue in accordance with the terms contained in the underlying option agreement.

As at January 31, 2002, the Company has paid $10,000 cash and has issued the 100,000 shares at a deemed value of $13,000.

Pursuant to the terms of the agreement, the Company has agreed to make cash payments totalling $70,000 as follows:

(a) payment of $10,000 on or before November 29, 2001;

(b) payment of $15,000 on or before November 29, 2002;

(c) payment of $20,000 on or before November 29, 2003;

(d) payment of $25,000 on or before November 29, 2004.

The optionor will retain a 3% net smelter return royalty. The property is also subject to a 2% net smelter royalty retained by the original optionor.

4. Share Capital

(a) Authorized: 100,000,000 common shares without par value

(b) Issued and fully paid:

	January 31, 2002		October 31, 2001	
	Number of Shares	Stated Capital	Number of Shares	Stated Capital
Common Shares				
Balance, beginning of year	3,160,574	$ 4,297,558	4,591,723	$ 4,131,558
Share consolidation 3:1 (May 18, 2001)	-	-	(3,061,149)	-
	3,160,574	4,297,558	1,530,574	4,131,558
Shares issued for cash:				
- pursuant to private placement at $0.10	-	-	1,500,000	150,000
Shares issued for private placement finders' fees	-	-	30,000	3,000
Shares issued for mineral property acquisition	-	-	100,000	13,000
	3,160,574	4,297,558	3,160,574	4,297,558
Share issue expenses	-	(135,575)	-	(135,575)
Balance, end of year	3,160,574	$4,161,983	3,160,574	$4,161,983

(c) Escrow

At January 31, 2002, 7,407 (October 31, 2001 – 7,407 (post-consolidation)) common shares of the Company were held in escrow by the Company's transfer agent. The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

(d) Warrants

As at January 31, 2002, the Company has outstanding share purchase warrants enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
333,333	$0.39	May 31, 2002
1,530,000	$0.13	June 21, 2003
1,863,333		

4. Share Capital (continued)

(e) Stock Options

As at January 31, 2002, the Company has granted directors and employees incentive stock options enabling the holders to acquire additional common shares as follows:

No. of Shares	Exercise Price	Expiry Date
316,057	$0.12	September 24, 2003

5. Income Taxes

The components of the future income tax assets are as follows:

	October 31, 2001
Future tax assets:	
Non-capital loss carry forwards	$ 636,406
Unused cumulative Canadian exploration expenses	270,524
Unused cumulative Canadian development expenses	119,762
Unused cumulative foreign exploration and development expenses	87,164
	1,113,856
Less: valuation allowance	(1,113,856)
Total future income tax assets	$ -

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The Company has accumulated non-capital losses for income tax purposes of approximately $1,493,000. The losses expire in the following years:

2002	$ 93,000
2003	268,000
2004	422,000
2005	221,000
2006	229,000
2007	129,000
2008	131,000
	$1,493,000

5. Income Taxes (continued)

The Company's unused Canadian exploration and development expenses totalling approximately $1,120,000 are also available to reduce Canadian taxable income earned in future years. These unused expenses can be carried forward indefinitely.

6. Non-cash Financing Activities

During the year ended October 31, 2001, the Company issued 100,000 common shares at a deemed value of $0.13 per share for a mineral property option interest.

Also, the Company issued 30,000 common shares at a value of $0.10 per share in settlement of a finder's fee in the year ended October 31, 2001.

7. Related Party Transactions

The aggregate amount of expenditures made to parties not at arm's length to the Company consist of the following:

	2002	2001
Management fees paid to a company controlled by a director of the Company	$ 7,500	$ 7,500

Included in accounts payable and accrued liabilities is $8,025 (October 31, 2001 - $3,210) owing to a Company controlled by a Director of the Company.

8. Commitments

(a) The Company has entered into a cost sharing agreement to receive services, including office space, administration, filing and other support services. The agreement is in effect until January 1, 2002, and shall be renewed automatically subject to termination by either party on giving sixty days' notice.

Current costs for these services totalled $1,899 (2001 - $2,098) and were based on a 15% administrative fee on reimbursed costs of $12,660 (2001 - $13,986).

(b) The Company has entered into a management service agreement on August 1, 2000 with a company controlled by a common director. The terms of the agreement require the Company to pay a monthly fee of $2,500 for a period of 24 months.

9. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, taxes recoverable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

British Columbia
Securities Commission

QUARTERLY REPORT
FORM 51-901F

ISSUER DETAILS

BAYFIELD VENTURES CORP. (Formerly Glacier Resources Ltd.)
Y M D
[2002][0 1][3 1]

ISSUER'S ADDRESS
Suite #1950 – 777 Dunsmuir Street, P.O. Box 10423, Pacific Centre

CITY PROVINCE POSTAL CODE ISSUER FAX NO. ISSUER TELEPHONE NO.
Vancouver, British Columbia Fax: (604) 687-3119 Telephone: (604) 687-3376
[V 7 Y] [1 K 4]

CONTACT NAME CONTACT'S POSITION CONTACT TELEPHONE NO.
Robert Paul, President/Director Telephone: (604) 687-3376

CONTACT EMAIL ADDRESS WEBSITE ADDRESS
rpaul@ninetyeight.com (no website address)

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2002][0 4][0 1] "Robert Paul"

DIRECTOR'S SIGNATURE PRINT FULL NAME DATE SIGNED
Y M D
[2002][0 4][0 1] "Don Huston"

BAYFIELD VENTURES CORP.
JANUARY 31, 2002
SCHEDULE "B"

1. (a) The aggregate amount of deferred exploration expenditures made during the current fiscal year-to- date is nil.

(b) The aggregate amount of expenditures made to non-arm's length parties from the issuer consist of the following:

Management fees	**$ 7,500**

(c) The amounts in office and administration expense consist of the following:

Administration fees	$ 1,899
Office	1,585
Subscriptions, dues and education	193
Wages and benefits	1,851
	$ 5,528

(d) The amounts included in shareholders' communication and promotion consist of the following:

Advertising and promotion	$ 279
Promotion, food and entertainment	337
Shareholders' communication	469
	$ 1,085

Shareholders' communication consists of expenses paid to clearing houses for mailing in compliance with National Policy 41 and Standard and Poor's publication fees for financial coverage.

2. (a) During the quarter ended January 31, 2002, no common shares were issued.

(b) During the quarter ended January 31, 2002, no employee incentive stock options were granted.

(c) During the quarter ended January 31, 2002, no share purchase warrants were issued.

3. (a) As at January 31, 2002, the share capital consisted of the following:

Authorized: 100,000,000 common shares with no par value

Issued and outstanding:

3,160,574	**$4,161,983**

(b) As at January 31, 2002, director and employee incentive stock options to purchase common shares consisted of the following:

# Shares	**Exercise Price**	**Expiry Date**
316,057	$0.12	September 24, 2003

As at January 31, 2002, the outstanding share purchase warrants consisted of the following:

# Warrants	**Exercise Price**	**Expiry Date**
333,333	$0.39	May 31, 2002
1,530,000	$0.13	June 21, 2003
1,863,333		

(c) There are 7,407 common shares held in escrow as at January 31, 2002.

(d) Directors as at January 31, 2002 were as follows:

Robert Paul
Jim Pettit
Don Huston

Officers as at January 31, 2002 were as follows:

Robert Paul - President
Dan Torok - Secretary

Nature of Business

The Company is primarily a junior exploration company with no revenues from mineral producing operations. Activities include the process of exploring its mineral properties, reviewing and subsequently acquiring potential new mineral properties and conducting exploration programs to determine whether these properties contain ore reserves that are economically recoverable. Recoverability of the amounts shown for mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property, and upon future profitable production.

Significant Events

Appointments and Resignations

The Company announced on January 24, 2002 the appointment of Mr. Donald Huston to the Board of Directors of the Company.

The Company also announced the resignation of Mr. Daniel Torok as a Director of the Company. Mr. Torok has been appointed Secretary of the Company and is replacing Donald Huston who has resigned as Secretary.

Name Change and Share Consolidation

On May 17, 2001 the Company changed its name from "Glacier Resources Ltd." to ***"Bayfield Ventures Corp. ("BYV")*** and consolidated its share capital on a one (1) new for three (3) old basis. Regulatory approval from the Canadian Venture Exchange was received on May 17, 2001.

Effective at market opening on May 18th, 2001 the common shares of Bayfield Ventures Corp. ("BYV") commenced trading and the shares of Glacier Resources Ltd. ("GIR") were delisted.

Assignment Agreement – Baird Township, Kenora Mining Division of Ontario

Bayfield Ventures Corp. has entered into an option agreement to earn a 100% interest in six mineral claim units located in Baird Township, Province of Ontario. Pursuant to the terms of the agreement, the Company must issue 100,000 of its common shares upon receipt of regulatory approval (September 6, 2001) and continue in accordance with the terms contained in the underlying option agreement. Pursuant to the terms of the agreement, the Company has agreed to make cash payments totaling $70,000 over four years.

As at January 31, 2002, the Company has paid $10,000 cash and has issued the 100,000 common shares to Cypress Development Corp. at a deemed value of $13,000. These shares are subject to a hold period and may not be traded in British Columbia until September 6, 2002.

BAYFIELD VENTURES CORP.
MANAGEMENT DISCUSSION – SCHEDULE "C"
JANUARY 31, 2002

Results of Operation

For the quarter ended January 31, 2002, the Company incurred a net loss of $22,746 compared to a net loss of $27,832 in the same quarter of the previous year. The net loss during the most recent year is for general and administrative expenses consistent with that of maintaining the business and for expenses related to investigating further business opportunities in mining.

Liquidity and Capital Resources

Working capital at January 31, 2002 was $36,848 compared to $69,594 at October 31, 2001.

The Company has historically met all cash requirements for operation by equity financing. Future funding needs of the Company are dependent upon the Company's continued ability to obtain equity and/or debt financing to meet its financial obligations and to pursue further exploration of mineral properties.

Investor Relations

The amounts in shareholders' communication and promotion are comprised of promotional expenses of the Company and do not relate to investor relation activities. The Directors and Officers of the Company participate in a limited investor relation program that is primarily informing shareholders of the activities of the Company. The Company has no arrangements for external promotional activities.